August 14, 2012

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 6 Inc.

Form 10-12(G)

Filed August 6, 2012

File No. 000-54777

Mr. Spirgel:

This correspondence is in response to your letter dated August 13, 2012 in reference to our filing of the Form 10-12G filed August 6, 2012 on the behalf of APEX 6, Inc., File No. 000-54777.

Please accept the following responses and note that Registrant filed amended Form 10-12G on August 14, 2012.

Comment 1

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Answer:  Registrant notes the Commission’s comment.

Comment 2

Prior Blank Check Company Experience, page 18

2. Disclose whether Apex 5 continues to be a shell company.

Answer:   Yes. Prior Blank Check Company Experience on page 19 has been revised as follows:

Mr. Chiang has no continuing affiliation with APEX 1 Inc., APEX 2 Inc. and APEX 4 Inc. He has retained an equity interest of 8.5% of the outstanding common shares of APEX 3 Inc as a director. There was no affiliate or third party involvement in the sale of each company and no compensation to any such affiliate or party. Mr. Chiang received compensation in connection with the sale of each company as listed in the table section of Prior Blank Check Company Experience, but not for any business combination. . On May 20, 2011, Andrew J. Zagorski of OZ Saferooms Technologies, Inc the owner of APEX 1 Inc. filed with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation which changed the name of the Registrant from APEX 1, Inc. to OZ Saferooms

Technologies, Inc. On July 18, 2012, Gregory Lykiadopoulous was elected to the board of directors of APEX 4 Inc, subsequently on July 19, 2012, APEX 4 Inc was sold to Gregroy Lykiadopoulous. Mr Lykiadopoulous filed with the Secretary of State of the State of Delaware an amendment on July 19, 2012 to its Certificate of Incorporation which changed the name of the Registrant from APEX 4 Inc to Privileged World Travel Club, Inc. ~~As of July 3, 2012, APEX 1 Inc, APEX 2 Inc APEX 3 Inc and APEX 4 Inc have not consummated any business combinations and are currently timely in their reporting obligations with the SEC. OZ Saferooms Technologies, MAP Universal LLC and US Nuclear Corp are operating entities, however, no business combination has been filed and therefore OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc APEX 3 Inc and Privileged World Travel Club, Inc.fka APEX 4 Inc are still shell companies. Currently, there is no public trading market for OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc, APEX 3 Inc. and Privileged World Travel Club, Inc. fka APEX 4 Inc.~~

As of August 13, 2012, APEX 1 Inc, APEX 2 Inc APEX 3 Inc,  APEX 4 Inc and APEX 5 Inc have not consummated any business combinations and are currently timely in their reporting obligations with the SEC. OZ Saferooms Technologies, MAP Universal LLC and US Nuclear Corp are operating entities, however, no business combination has been filed and therefore OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc APEX 3 Inc, Privileged World Travel Club, Inc. fka APEX 4 Inc  and APEX 5 Inc are still shell companies. Currently, there is no public trading market for OZ Saferooms Technologies fka APEX 1 Inc, APEX 2 Inc, APEX 3 Inc., Privileged World Travel Club, Inc. fka APEX 4 Inc and APEX 5 Inc.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President